UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934
(Amendment No. ______)*

ROOMLINX, INC.
(Name of Issuer)

Common Voting
(Title of Class of Securities)

776382509
(CUSIP Number)

Stern & Kilcullen, LLC 325 Columbia Turnpike Suite 110, P.O. Box 992 Florham Park, NJ 07932-0992 Attention: Brian J. DeBoer, Esq.
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this is filed: ☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 776382509

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GEORGE S. MENNEN TRUST fbo JOHN H. MENNEN u/a/d 11/25/1970, Kevin M. Kilcullen, Trustee EIN: 51-6027134

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 10,000,000

	6.	SHARED VOTING POWER

	7.	SOLE DISPOSITIVE POWER 10,000,000

	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7%

12.	TYPE OF REPORTING PERSON FILING AGENT (ATTORNEY)

CUSIP No. 776382509

Item 1(a).	Name of Issuer:

ROOMLINX, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

433 HACKENSACK AVENUE
HACKENSACK, NJ   07601

Item 2(a).	Name of Person Filing:

GEORGE S. MENNEN TRUST fbo JOHN H. MENNEN u/a/d 11/25/1970, Kevin M. Kilcullen, Trustee

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o STERN & KILCULLEN, LLC
325 COLUMBIA TURNPIKE
SUITE 110, P.O. BOX 992
FLORHAM PARK, NJ 07932-0992

Item 2(c).	Citizenship:

DELAWARE, USA

Item 2(d).	Title of Class of Securities:

COMMON VOTING

Item 2(e).	CUSIP Number:

776382509

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

CUSIP No. 776382509

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 10,000,000

(b)	Percent of class: 7%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 10,000,000

	(ii)	Shared power to vote or to direct the vote

	(iii)	Sole power to dispose or to direct the disposition of 10,000,000

	(iv)	Shared power to dispose or to direct the disposition of

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 776382509

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 2015
Date
/s/ Brian J. DeBoer, Esq.
Signature
Brian J. DeBoer, Filing Agent
Name/Title